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                          December 21, 2021

       Todd B. Johnson
       Principal Executive Officer
       ProShares Trust II
       7272 Wisconsin Avenue, 21st Floor
       Bethesda, MD 20814

                                                        Re: ProShares Trust II
                                                            Registration
Statement on Form S-1
                                                            Filed December 16,
2021
                                                            File No. 333-261689

       Dear Mr. Johnson:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tonya K.
Aldave at (202) 551-3601 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance
       cc:                                              Robert Borzone, Esq.